United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:  Larry Spirgel
Assistant Director

August 6, 2010

RE:   Magyar Telekom Telecommunications Plc.
Form 20-F for  Fiscal Year Ended December 31, 2009
Filed March 24, 2010
File No. 1-14720

Dear Mr. Spirgel,

Reference is made to the comment letter of the Staff of the Securities and Exchange Commission dated July 9, 2010 addressed to Mr. Thilo Kusch, Chief Financial Officer of Magyar Telekom Telecommunications Plc.  (the "Company"). On behalf of the Company, we have responded to your comments as set forth below. We have inserted the Staff's comments, which appear in italics, and we have responded below each comment.

In addition to the foregoing comments, the Staff’s comment letter sought a statement regarding the following matters from the Company. Accordingly, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you wish to discuss our responses to your comments please contact me at +36 1 458 7040 or Thomas Stumpf at +36 1 457 4060.

Best regards,

/s/ Thilo Kusch
Thilo Kusch
Chief Financial Officer of Magyar Telekom Telecommunications Plc.

1 Report of Independent Registered Public Accounting Firm to the Board of Directors and Shareholders of Magyar Telekom Plc., page F-2

SEC Comment

We note that you have presented consolidated statements of financial position for December 31, 2006 and December 31, 2007, which are not referenced in your auditors’ report. It appears to us that all four of the statements of financial position should be covered by the auditors’ report. Please ask your auditors to revise the report or advise.

MT response

Regulation S-X Rules 3-01 and 3-02 require the inclusion in an Annual Report on Form 20-F of audited consolidated balance sheets of the registrant for the two most recent fiscal years and audited consolidated statements of operations and cash flows for the three fiscal years preceding the most recent balance sheet date.  In addition, IAS 1 (Revised) requires IFRS financial statements to include three statements of financial position and two statements of operations.  IAS 1 (Revised) further requires an entity, in a complete set of financial statements, to present a statement of financial position as at the beginning of the earliest comparative period when the entity applies an accounting policy retrospectively or makes a retrospective restatement, or when the entity reclassifies items in the financial statements.  As described in Note 1.2.2 to our Consolidated Financial Statements included in our Form 20-F for the year ended December 31, 2009, we restated certain items in prior periods in connection with the findings of an internal investigation.  Thus, we interpreted the combination of SEC reporting requirements under Regulation S-X and the IAS 1 (Revised) requirements to necessitate the inclusion in our Consolidated Financial Statements of four statements of financial position.

The SEC rules do not clearly specify whether, if a registrant includes in an Annual Report on Form 20-F additional consolidated balance sheets beyond those required by Rule 3-01 of Regulation S-X, such additional balance sheets must be covered by the auditors’ report, and we are not aware of any interpretive guidance requiring their coverage.  PCAOB standards AU 504 and AU 508 require a registered accounting firm to include in its audit report an opinion regarding the financial statements of the current period and those of one or more prior periods that are presented on a comparative basis with those of the current period, but we are not aware of any SEC guidance specifying whether the auditors’ report must cover all prior periods, even those not required by Regulation S-X.  In future filings, the Company will include an audit report covering all comparative financial statements.

2 Note 2.9 - Impairment of PPE and Intangible assets, page F-40

SEC Comment

Addressing paragraph 80(a) of IAS 36, tell us in detail how you determined each unit or group of units that represents the lowest level within the entity at which the goodwill is monitored for internal management purposes.

MT response

The quoted paragraph of IAS 36 says the following:

Allocating goodwill to cash-generating units
80 For the purpose of impairment testing, goodwill acquired in a business combination shall, from the acquisition date, be allocated to each of the acquirer’s cash-generating units, or groups of cash-generating units, that is expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units or groups of units.
Each unit or group of units to which the goodwill is so allocated shall:
(a) represent the lowest level within the entity at which the goodwill is monitored for internal management purposes; and
(b) not be larger than an operating segment as defined by paragraph 5 of IFRS 8 Operating Segments before aggregation.

As disclosed in Note 2.20 the chief operating decision making body of Magyar Telekom focuses primarily their assessment of performance on revenue, EBITDA and capex at the operating segment. For internal management purposes Magyar Telekom monitors goodwill as part of the total balance sheet at the Group level and does not monitor it at the CGU level. However, as required by IAS 36, the Company allocates goodwill to the operating segments, the largest unit allowable under paragraph 80(a) of the standard.

When the Company adopted IFRS 8 as of January 1, 2009, it also considered the new standard’s impact on goodwill allocation, and appropriately reallocated goodwill from the old IAS 14 segments to the operating segments newly defined in accordance with IFRS 8 in order to comply with IAS 36, even though, as previously stated, the chief operating decision makers do not monitor goodwill at the operating segment level.

3 Note 2.12.1 – Fixed line and mobile telecommunications revenues, page F-41

SEC Comment

Tell us why you use the residual method to recognize revenue for all of the elements in your fixed and mobile arrangements. It is unclear to us why you cannot determine the fair value of the undelivered elements. In this regard, we note your disclosure that each of the units sometimes is sold separately.

MT response

The commented paragraph of Magyar Telekom’s Summary of significant accounting policies says the following:

Customer subscriber arrangements typically include an equipment sale, subscription fee and charge for the actual voice, internet, data or multimedia services used. The Group considers the various elements of these arrangements to be separate earnings processes and classifies the revenue for each of the deliverables into the categories as disclosed in Note 22 using the residual method for each of the elements. These units are identified and separated, since they have value on a standalone basis and are sold not only in a bundle, but separately as well. Therefore the Group recognizes revenues for all of these elements using the residual method that is the amount of consideration allocated to the delivered elements of the arrangements equals the total consideration less the fair value of the undelivered elements.

This paragraph in fact says that we can and we do determine the fair value of the undelivered element, and that is the amount that we defer until earned. In the vast majority of the cases we can determine the fair value of each element of a bundle as in most cases the elements of the bundle are sold separately as well. We could, theoretically, apply the relative fair value method, which would be compulsory by US GAAP (ASC 605-25), but IFRS (IAS 18) does not prescribe the application of the relative fair value method. The relative fair value method is not the only acceptable allocation method under IFRS. The residual method is also a widely utilized and acceptable allocation method under IFRS.

4 Note 4.2 – Estimated impairment of goodwill, page F-58

SEC Comment

We note that your goodwill impairment test is based on a 10-year cash flow projection. Tell us how you applied the guidance in paragraph 35 of IAS 36 in determining that the use of cash flow estimates for periods greater than five years was appropriate.

MT response

The quoted paragraph of IAS 36 says the following:

Detailed, explicit and reliable financial budgets/forecasts of future cash flows for periods longer than five years are generally not available. For this reason, management’s estimates of future cash flows are based on the most recent budgets/forecasts for a maximum of five years. Management may use cash flow projections based on financial budgets/forecasts over a period longer than five years if it is confident that these projections are reliable and it can demonstrate its ability, based on past experience, to forecast cash flows accurately over that longer period.

The commented paragraph of Magyar Telekom’s Critical accounting estimates and judgments says the following:

The Group has an implemented policy to make the impairment test based on a 10-year cash flow projection on reasonable and supportable assumptions that present the management’s best estimate on market participants’ assumptions and expectations.

Magyar Telekom has been preparing 10-year plans for its future operations, which are also used for goodwill and other asset impairment testing, since the amortization of goodwill was ceased in 2002 under US GAAP. Using 10 year cashflow plans was allowable under US GAAP and the well-established goodwill impairment testing developed for US GAAP compliance was not changed when the amortization of goodwill was also discontinued in the IFRS accounts in 2005. Even though under the then revised IAS 36 the use of maximum 5 year plans was preferred, a 10 year cashflow projection in fact better fits our business of telecommunications, where the payback period of network investments often exceeds 5 years. As our industry has been accustomed to long term investment projects and long payback periods, management has in fact been more confident using 10 year cashflow projections than extrapolating the future from the end of the business plan (3 or 5 years) period.

5 Note 4.6 – Subscriber acquisition costs, page F-60

SEC Comment

We note your statements that the up-front fees collected from customers for activation or connection are recognised when the customer is connected to your fixed or mobile networks. Please describe for us in more detail the nature of these activation and connection fees and clarify your basis for recognizing these revenues up-front.

MT response

The commented paragraph of Magyar Telekom’s Critical accounting estimates and judgments says the following:

Subscriber acquisition costs primarily include the loss on the equipment sales (revenues and costs disclosed separately) and fees paid to subcontractors that act as agents to acquire new customers. The Group’s agents also spend a portion of their agent fees for marketing the Group’s products, while a certain part of the Group’s marketing costs could also be considered as part of the subscriber acquisition costs. The up-front fees collected from customers for activation or connection are marginal compared to the incremental acquisition costs. These revenues and costs are recognized when the customer is connected to the Group’s fixed or mobile networks. No such costs or revenues are capitalized or deferred.

Connection fees (if any) are collected when new customers are connected to the fixed line or mobile network, and these connections in the vast majority of the cases are bundled with equipment sales. The Company considers the equipment sale, as well as the future service provision, as separate deliverables in a multiple element arrangement, however, we do not consider connection as a separate deliverable. Applying our accounting policy for revenue recognition (residual method), the connection fee gets reallocated to the delivered element (i.e. the equipment sale) and thus is recognized as an up-front revenue, but as part of the equipment sale revenue and not as service revenue.

6 Note 31 – Reportable segments and Information About Geographical Areas, page F-105

SEC Comment

We note that you have reconciled the total of your reportable segments’ measures of profit or loss to operating profit. It appears that you should provide a reconciliation to profit or loss before tax expense, as described in paragraph 28(b) of IFRS 8. Please revise or advise.

MT response

The quoted paragraph of IFRS 8 says the following:

Reconciliations
28 An entity shall provide reconciliations of all of the following:
(a) the total of the reportable segments’ revenues to the entity’s revenue.
(b) the total of the reportable segments’ measures of profit or loss to the entity’s profit or loss before tax expense (tax income) and discontinued operations. However, if an entity allocates to reportable segments items such as tax expense (tax income), the entity may reconcile the total of the segments’ measures of profit or loss to the entity’s profit or loss after those items.

The commented paragraph of Magyar Telekom’s Segment Note includes the following reconciliation table:
	For the year ended December 31,
	2007	2008	2009
	(in HUF millions)
Segment results (EBITDA)
CBU	188,304	193,314	181,920
BBU	82,694	90,816	80,307
Headquarters	(26,507)	(15,899)	(22,209)
Technology	(56,839)	(49,059)	(47,485)
Macedonia	42,018	39,132	42,861
Montenegro	13,732	10,815	13,736
All other	505	(191)	(414)
Total EBITDA of the segments	243,907	268,928	248,716
Measurement differences to Group EBITDA	-	(550)	337
Total EBITDA of the Group	243,907	268,378	249,053

Depreciation and amortization of the Group	(115,595)	(106,120)	(101,920)
Total Operating profit of the Group	128,312	162,258	147,133

In Note 2.20 we disclose that “The operating segments’ results are monitored by the MC to the level of EBITDA (Earnings before interest, tax, depreciation and amortization), which is defined by the Group as Operating profit without Depreciation and amortization expense”. A brief reconciliation of the segments’ EBITDA to the Group’s consolidated EBITDA is provided in Note 31. As EBITDA is a non-GAAP measure, and is not stated in the consolidated statements of comprehensive income, in Note 31 we reconcile the Group’s consolidated EBITDA to a GAAP measure, operating profit, which is included in the consolidated statements of comprehensive income. As no items below operating profit are monitored at the segment level (as stated in Note 2.20), we believed it would be redundant information to reconcile the Group’s operating profit to the Group’s Profit or loss before tax in Note 31, as it is already included on the face of the financial statements, in the consolidated statements of comprehensive income. In future filings we will include such a reference that the operating profit of the Group is further reconciled to profit before income tax of the Group in the consolidated statement of comprehensive income.